Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange Act of

1934 Subject Company: Thayer Ventures Acquisition

Corporation Registration No. 333-259570

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”). This filing is to correct an error on slide 25 of the presentation filed on November 1, 2021.

INSPIRATO

2. Inspirato Pass

Inspirato Pass requires fewer subscribers to reach scale

Annual Subscription Cost[2]

$120	Spotify
$168	Netflix
$468	Peloton
$1,548	Rent the Runway
$8,500[3]	Wheels Up
$30,000[3]	Inspirato Pass

834,000
596,000
214,000
64,600
12,000
3,300
Spotify
NETFLIX
PELOTON
WHEELS UP
INSPIRATO | PASS

CONFIDENTIAL | 1

Annual Subscription Cost Inspirato Pass requires fewer subscribers to reach scale $120 Spotify $168 Netflix $468 Peloton $1,548 Rent the Runway $8,5003 Wheels Up $30,0003 Inspirato Pass Notes: Annual subscription revenue is the product of the annual subscription cost multiplied by the number of subscribers Based on company websites as of 10/04/2021. Represents Spotify Premium Subscription, Netflix Standard Subscription, Peloton All Access Membership, Rent the Runway 8-Item/Month Subscription and Wheels-Up Core Membership Excludes enrollment fee; as of 10/04/2021 Inspirato Pass 2. 2 # of subscribers required for each $100mm in annual subscription revenue1

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement between Thayer and the Company (the “Merger Agreement”) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (‘SPACs”) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov, including under “Risk Factors” in Part I, Item 1A of Thayer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and in Part II, Item 1A of Thayer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021, as amended.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.